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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Ursus Offshore, Ltd.
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

        156 West 56th Street, 16th Floor
--------------------------------------------------------------------------------
                                    (Street)

        New York,               New York                10019
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
        February 10, 2003
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)


________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

        Aradigm Corporation (ARDM)
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol


________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |X|  Other (specify below)

    Member of a Group
    ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
   Common Stock                          198,900                      D
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


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


FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: Please see attachment.

Ursus Offshore, Ltd.

      By: /s/ Evan Sturza, President                             2/20/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

                                     2 of 3

                    Attachment to Ursus Offshore, Ltd. Form 3

Ursus Offshore, Ltd.
156 West 56th Street
16th Floor
New York, New York 10019

Date of Event Requiring Statement: February 10, 2003

Issuer Name and Trading Symbol: Aradigm Corporation (ARDM)

Explanation of Responses:

Ursus Offshore, Ltd. (the "Reporting Person") entered into a Securities Purchase Agreement, dated February 10, 2003, with the Issuer and certain other investors (the "Securities Purchase Agreement") whereby the Issuer will sell approximately 18,992,391 shares of its Common Stock (the "Financing Shares") and warrants to purchase approximately 4,273,272 share of Common Stock at an exercise price of $1.07 per share (the "Financing Warrants") to the such parties for an aggregate purchase price of $15,004,000 (the "Financing"). Pursuant to the Securities Purchase Agreement, the Reporting Person will purchase 324,500 shares of Common Stock and Financing Warrants to purchase up to 73,012 shares of Common Stock for an aggregate purchase price of $256,355.00. The Financing is subject to shareholder approval and certain other closing conditions.

In connection with the Financing, the Reporting Person and certain other shareholders of the Issuer (the "Other Shareholders") entered into a Voting Agreement, dated February 10, 2003 (the "Voting Agreement"), providing, among other things, that each of the Reporting Person and the Other Shareholders would vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve the Financing, the Securities Purchase Agreement and that certain Warrant Repricing Agreement, dated as of February 10, 2002, by and among the Issuer and certain parties thereto. As a result of the execution of the Voting Agreement, the Reporting Person and the Other Shareholders may be considered a "group" for the purposes of Regulation 13D of the Securities and Exchange Act of 1934 (the "Act") and as such the Reporting Person has filed a Schedule 13D reflecting the foregoing, in which the Reporting Person disclaimed beneficial ownership of the Other Shareholders' securities.

For the purposes of Section 16 of the Act ("Section 16"), the Reporting Person may be deemed a beneficial owner of securities over which the Reporting person has voting control but for Section 16 reporting purposes the Reporting Person has no "pecuniary interest" in ay profit derived from transactions in the securities of the Issuer initiated by the Other Shareholders.

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